Helus Pharma Announces Chief Executive Officer Transition; Eric So to Resume Role as Interim Chief Executive Officer

This news release constitutes a “designated news release” for the purpose of the Company’s prospectus supplement dated December 30, 2025, to its short form base shelf prospectus dated September 17, 2025, as amended on December 19, 2025.

NEW YORK & TORONTO – April 20, 2026 Helus PharmaTM (Nasdaq: HELP) (Cboe CA: HELP), a clinical stage pharmaceutical company committed to helping minds heal by developing novel serotonergic agonists (“NSAs”), today announced that Michael Cola is stepping down as Chief Executive Officer, effective immediately, at the request of the Board of Directors.

The Board has appointed co-founder and Executive Chairman Eric So to resume his role as Interim Chief Executive Officer, effective immediately, while a search for a successor is conducted. Mr. So previously served as Interim Chief Executive Officer and brings continuity of leadership during this transition.

“Helus Pharma was founded with a clear mission: to advance innovative therapies that address serious unmet needs in mental health,” said Eric So, Interim Chief Executive Officer. “With a strong foundation of clinical progress, regulatory recognition, and dedicated teams, we remain well-positioned to continue advancing our programs. I am committed to ensuring continuity during this transition and maintaining our focus on creating long-term value for both patients and shareholders.”

Mr. So continued, “Our priorities remain clear as we execute on our strategy, advance our clinical pipeline, and work closely with our partners to deliver meaningful therapeutic options for patients. In particular, our focus remains on the upcoming topline data readout from the APPROACH trial of HLP003 expected in the fourth quarter, and we remain committed to disciplined execution and supporting our teams as we move forward.”

Mr. So is a Co-founder and Executive Chairman of Helus Pharma. He is a veteran owner and operator over the last 20 years and has led corporate strategy, development, and finance at all stages of the business life cycle from start-up to growth stage and multinational.

The Board of Directors has initiated a search process to identify a permanent Chief Executive Officer.

About Helus Pharma

Helus Pharma™, the commercial operating name of Cybin Inc. (the “Company” or “Helus Pharma”) is a clinical stage pharmaceutical company committed to helping minds heal by developing proprietary NSAs - novel serotonergic agonists: synthetic molecules designed to activate serotonin pathways that are believed to promote neuroplasticity. The Company’s proprietary NSAs are intended to address the large unmet need for people who suffer from depression, anxiety, and other mental health conditions.

With class leading data, Helus Pharma aims to improve the treatment landscape through the introduction of NSAs that aim to provide durable improvements in mental health. Helus Pharma is currently developing HLP003, a proprietary NSA, in Phase 3 clinical development for the adjunctive treatment of major depressive disorder that has received Breakthrough Therapy Designation from the U.S. Food and Drug Administration and HLP004, also a proprietary NSA in Phase 2 for generalized anxiety disorder. Additionally, Helus Pharma has an extensive research portfolio of investigational NSAs.

The Company operates in Canada, the United States, the United Kingdom, and Ireland. For Company updates and to learn more about Helus Pharma, visit www.helus.com or follow the team on X, LinkedIn, YouTube and Instagram. Helus PharmaTM is a trademark of Cybin Corp.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements or forward-looking information within the meaning of applicable securities laws (collectively, “forward-looking statements”) and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “potential”, “possible”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Interim Chief Executive Officer’s ability to ensure continuity during the transaction and to create long-term value for patients and shareholders, the Company’s timeline to release topline data from the APPROACH trial of HLP003 in the fourth quarter, the Company’s ability to identify a permanent Chief Executive Officer, and the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the NSA market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; implications of disease outbreaks on the Company's operations; and the risk factors set out in each of the Company's management's discussion and analysis for the three and nine month periods ended December 31, 2025, and the Company’s annual information form for the year ended March 31, 2025, which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

The Company makes no medical, treatment or health benefit claims about the Company’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding NSAs or HLP003, HLP004 and other programs of the Company. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of NSAs, HLP003, HLP004 or other programs of the Company can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. If Helus Pharma cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.

Neither Cboe Canada, nor the Nasdaq Global Market stock exchange, have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Gabriel Fahel
Chief Legal Officer
Helus Pharma
1-866-292-4601
irteam@helus.com – or – media@helus.com

Investor Contact:
Matthew Beck
astr partners
Managing Partner
(917) 415-1750
Matthew.beck@astrpartners.com

Media Contact:
Johnny Tokarczyk
RXMD
Public Relations Director
jtokarczyk@rxmedyn.com
(914) 772-7562